Exhibit 99.1

Intercure Files Lawsuit Against Cann Pharmacuticals to Recover Funds Following Failed Merger

NEW YORK, TORONTO, and HERZLIYA, Israel — February 14, 2023 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) the biggest and most profitable cannabis company outside of north America, announced today that it has filed a lawsuit against Cann Pharmaceuticals Ltd. (dba “Better”), a company with which it had previously sought to merge, to recover funds loaned and invested in the course of their dealings in connection with the merger agreement.

The Company had previously disclosed the merger with Better and its failure in prior press releases made on February 13, 2022, November 23, 2022, and February 1, 2023.

The Company and Better had initially agreed to merge, subject to certain closing conditions, which also included an outside date of January 31, 2023. However, as previously disclosed in the Company’s public filings, fundamental disagreements arose, which ultimately led to the termination of the agreement on the outside date, as the closing conditions had not been satisfied prior thereto.

During the negotiations and after the merger agreement was executed, the Company extended loans to Better, and also provided funding and cultivation services to it, in light of the parties’ cooperation.

As previously reported, the merger agreement was terminated, leaving the Company to seek to recover the funds it had loaned and extended to Better. Despite repeated efforts to recover such loans, funding and cultivation services, Better has refused to repay the Company, leaving it with no choice but to file a lawsuit against Better to enforce its rights to the amounts loaned to Better.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s ability to recover amounts from Better, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to the Company’s ability to succeed in recovering the amounts owing from Better. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated April 5, 2022, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on July 14, 2021, as amended August 3, 2021 and August 18, 2021. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co